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Exhibit 99.2

DragonWave

Management Discussion & Analysis

May 3, 2012

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 29, 2012. This MD&A is dated May 3, 2012 and should be read in conjunction with our audited consolidated financial statements and corresponding notes for the year ended February 29, 2012 and, Annual Information Form for the year ended February 28, 2011, which is available at www.sedar.com (SEDAR) and www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2011, and our Annual Information Form for the year ended February 29, 2012 to be filed on SEDAR and on EDGAR as an exhibit to our Annual Report on Form 40-F for the year ended February 29, 2012.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of May 3, 2012 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our plans for, and terms of, the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the proposed acquisition of Nokia Siemens Networks, into our existing product lines and businesses and other risks associated with acquisitions;
  •
  dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  a history of losses;
  •
  dependence on the ability to develop new products and enhance existing products;
  •
  our ability to successfully manage growth;
  •
  dependence on establishing and maintaining relationships with channel partners;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  our customers' ability to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  risks associated with possible loss of our foreign private issuer status;
  •
  risks and expenses associated with being a public company;
  •
  reliance on outsourced manufacturing and third party component suppliers;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  dependence on our ability to recruit and retain management and other qualified personnel;
  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws; and
  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by the completion of the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties following closing of the acquisition will include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;
  •
  increased exposure to global currency fluctuations;
  •
  increased regulatory compliance obligations, including financial reporting obligations associated with completing a significant acquisition; and
  •
  risks associated with acquisitions generally as detailed in our most recently filed Annual Information Form.

        Forward-looking statements relating to the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; and expectations regarding potential synergies and prospects for the business if the transaction is closed. The proposed transaction is subject to risks, including: the risks that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that if the transaction is completed, that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. In particular, the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation, no occurrence of a material adverse effect. These conditions to the transaction may not be satisfied, in which case the proposed transaction could be modified, restructured or terminated. Other risks relating to Nokia Corporation including Nokia Siemens Networks are specified in Nokia's annual report Form 20-F for the year ended December 31, 2011 under item 3D "Risk Factors".

        Readers are also referred to "Risk Factors" in the Company's most recently filed AIF, and in particular to risks detailed therein associated with acquisitions generally. The Company's most recently filed AIF is available at http://www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html. Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Year Ended
	February 29, 2012	February 28, 2011	February 28, 2010	February 29, 2012	February 28, 2011	February 28, 2010
REVENUE	9,150	15,105	60,973	45,656	118,010	157,989
Cost of sales	8,006	10,697	34,808	29,255	67,460	91,565

Gross profit	1,144	4,408	26,165	16,401	50,550	66,424

	12.5%	29.2%	42.9%	35.9%	42.8%	42.0%
EXPENSES
Research and development	5,400	5,952	5,069	24,023	19,056	14,620
Selling and marketing	3,585	3,964	4,481	15,307	17,303	13,917
General and administrative	4,735	3,332	2,679	16,528	11,785	7,446
Government assistance	—	(144)	—	(902)	(390)	—

	13,720	13,104	12,229	54,956	47,754	35,983

Income (loss) before amortization of intangible assets and other items	(12,576)	(8,696)	13,936	(38,555)	2,796	30,441
Amortization of intangible assets	(373)	(472)	—	(1,986)	(893)	(207)
Accretion expense	(38)	(271)	—	(650)	(393)	—
Interest income	39	37	60	393	233	89
Investment gain	46	(161)	—	67	7	—
Impairment of intangible assets	—	—	—	(8,315)	—	—
Gain on change in estimate of contingent liabilities	623	—	—	15,146	—	—
Gain on sale of property, equipment and intangible assets	—	—	—	—	—	258
Foreign exchange gain (loss)	218	536	(991)	100	678	(2,436)

Net Income (Loss) before income taxes	(12,061)	(9,027)	13,005	(33,800)	2,428	28,145
Income tax expense (recovery)	1,354	(145)	203	(104)	421	341

Net Income (Loss)	(13,415)	(8,882)	12,802	(33,696)	2,007	27,804
Net Loss Attributable to Non-Controlling Interest	47	—	—	215	—	—

Net Income (Loss) applicable to Shareholders	(13,368)	(8,882)	12,802	(33,481)	2,007	27,804
Basic income (loss) per share	(0.38)	(0.25)	0.35	(0.94)	0.06	0.88
Diluted income (loss) per share	(0.38)	(0.25)	0.34	(0.94)	0.05	0.85
Basic weighted average shares outstanding	35,573,810	35,208,606	36,461,643	35,506,689	35,812,507	31,523,226
Diluted weighted average shares outstanding	35,573,810	35,208,606	37,914,914	35,506,689	36,741,961	32,635,342

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The change in the results between 2012, 2011 and 2010 can be attributed to a number of factors including:

  1)
  The revenue decrease over the disclosed periods relates primarily to lower revenue levels from a US-based national carrier.

  2)
  Gross profit was impacted in the fourth quarter of fiscal 2012 by a $1.7 million inventory provision taken against finished goods inventory of older technologies which are increasingly being replaced. The gross profit percentages when compared over the time period between fiscal 2010, fiscal 2011 and fiscal 2012 have remained relatively consistent when adjusted for inventory provisions despite the decrease in volumes (gross profit percentage adjusted for inventory provisions: fiscal 2012 — 40%; fiscal 2011 — 46%; fiscal 2010 — 42%).

  3)
  Our operating expenses have increased over the periods presented as a result of the following factors: the acquisition of Axerra Networks, Inc. ("Axerra") in the third quarter of fiscal 2011; the relatively weaker USD in fiscal 2012, which caused the largely Canadian dollar ("CAD") based operating costs to be reflected as more expensive in USD; and lower overall production volumes. Because we are operating below capacity more of the fixed costs are impacting operating expenses versus cost of goods sold.

	As at February 29 2012	As at February 28 2011	As at February 28 2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	52,798	77,819	105,276
Restricted cash	177	714	—
Short Term Investments	—	11,181	8,074

Cash	52,975	89,714	113,350

Total Assets	120,121	170,580	176,749
Total liabilities	18,054	37,953	37,903
Total equity	102,067	132,627	138,846

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

	FY11				FY12
	May 31 2010	Aug 31 2010	Nov 30 2010	Feb 28 2011	May 31 2011	Aug 31 2011	Nov 30 2011	Feb 29 2012
Revenue	48,726	27,171	27,008	15,105	11,049	13,627	11,830	9,150
Gross Profit	21,231	11,952	12,959	4,408	4,644	5,775	4,838	1,144
Gross Profit %	44%	44%	48%	29%	42%	42%	41%	13%
Operating Expenses	11,402	10,800	12,448	13,104	13,959	13,384	13,893	13,720
Income (loss) before amortization of intangibles and other items	9,829	1,152	511	(8,696)	(9,315)	(7,609)	(9,055)	(12,576)
Net income (loss) for the period	9,698	1,233	(42)	(8,882)	(9,944)	(2,279)	(8,058)	(13,415)
Net income (loss) per share
Basic	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)
Diluted	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)
Weighted average number of shares outstanding
Basic	36,916,893	35,978,213	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810
Diluted	37,930,704	36,690,926	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810
Total Assets	172,840	158,338	178,553	170,580	162,426	145,948	134,128	120,121

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including strategic decisions by us such as acquisitions of complementary products or businesses.

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform,

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network.

        The key messages surrounding our results of operations for the fourth quarter and full year of fiscal 2012 when comparing those results to the same periods in the previous fiscal year include the following:

  •
  Revenue decreased by $6.0 million between the fourth quarter of fiscal 2012 and the fourth quarter in the previous fiscal year and by $72.4 million when comparing the revenues for the full twelve months of fiscal 2012 and the same twelve month period in fiscal 2011. The primary factors contributing to the revenue changes are:

  •
  A decrease in sales to a US-based service provider (fourth quarter decrease — $1.9 million; full year decrease — $65.6 million).

  •
  A decrease in sales to a US-based Multiple System Operator ("MSO") (fourth quarter decrease — $3.6 million; full year decrease — $4.7 million).

  •
  Although we achieved growth in sales from certain North American distributors and recognized a new greater than 10% of sales customer in Europe, reduction in sales in other areas eroded those gains resulting in a net decrease to sales (fourth quarter decrease — $0.5 million; full year decrease — $2.1 million).

  •
  Gross profit percentage was examined both before and after the inventory provision taken in the fourth quarter of both fiscal 2012 and fiscal 2011. Inventory provisions taken in the fourth quarter of fiscal 2012 had a 19% negative impact on the gross profit percentage for the quarter and a 4.4% impact for the full year of fiscal 2012 (impact of inventory provisions on the fourth quarter of fiscal 2011 — 13.5%; impact for the full year — 2.7%). Excluding the inventory provisions in both years, the gross profit percentage was 40.4% in fiscal 2012 and 45.6% in fiscal 2011.

  •
  Operating expenses increased by $0.6 million for the fourth quarter of fiscal year 2012 when compared to the fourth quarter of 2011, and by $7.2 million when comparing to the full year of fiscal 2012 to the same period in the previous fiscal year. The key factors contributing to the changes include:

  Changes in Operating Expenses

(USD Millions)	Fourth Quarter FY2012 vs. Fourth Quarter FY2011	Full Year FY2012 vs. Full Year FY2011
DragonWave Israel Expenses (Axerra)	(0.3)	6.5
Relatively more fixed costs are being reflected in operating expense vs. cost of goods sold because of low volumes	0.3	2.5
Weaker US dollar; making foreign denominated spending appear more expensive	—	1.8
DragonWave HFCL; not in existence in FY2011	0.1	0.5
Lower Spending for Materials used for Prototypes, equipment rentals & travel	(0.3)	(1.6)
Variable compensation, Professional Fees & Other	0.8	(2.4)

Total	0.6	7.2

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  A reduction in the estimated liability associated with the earn-out related to the Axerra acquisition, as well as other Axerra related intangible asset impairment charges and accretion expenses, resulted in a gain on the profit and loss statement (fourth quarter — $0.6 million; full year gain — $6.2 million).

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $13.4 million in the three months ended February 29, 2012 and a $33.5 million net loss applicable to shareholders in the twelve months ending on the same date.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $7.2 million when comparing the three months ended February 28, 2011 to the three months ended February 29, 2012. Between February 28, 2011 and our year ended February 29, 2012 we used $36.7 million of cash. Our cash balance at February 29, 2012 was $53.0 million.

Our Priorities:

        Our predominant focus is on revenue growth, both organically and through continued efforts to identify appropriate acquisition targets and partnerships.

  The Merger & Acquisition Growth Strategy

  Acquisition of NSN's Microwave Transport Business

        This section includes forward-looking statements related to our planned acquisition of the microwave transport business of Nokia Siemens Networks ("NSN"). See "Forward Looking Statements" and "Risks and Uncertainties."

        On November 4, 2011, we announced the planned acquisition of the microwave transport business of NSN (the "Business") pursuant to a Master Acquisition Agreement dated as of November 4, 2011 between Nokia Siemens Networks B.V., DragonWave and our wholly-owned subsidiary DragonWave S.A.R.L. The details of proposed acquisition of the Business were disclosed in the press release of the Corporation dated November 4, 2011 and in a material change report of the Corporation dated November 14, 2011.

        On May 3, 2012 we announced that we have reached an amended agreement with NSN for DragonWave's acquisition of NSN's microwave transport business including its associated operational support system (OSS) and related support functions. The amended agreement simplifies the transaction, provides both companies with greater flexibility to adapt to changing market environments and enhances the delivery of customer-valued product features, while minimizing disruption in the team. The planned closing date is June 1, 2012, to align with NSN's fiscal calendar.

        Under the terms of the amended agreement, we will become the preferred strategic supplier of packet microwave and related products to NSN and the two companies will jointly coordinate technology development activities. The NSN employees based in Italy will not transfer to DragonWave under the revised agreement. We will enter into a services agreement with NSN (Italy) for outsourced R&D, product management, sales support and operations functions. The services agreement contemplates the potential transfer of the Italian business including its employees to DragonWave at the end of the services agreement. This will enhance our ability to continue to deliver on critical customer deliveries.

        We believe the acquisition and associated supply agreements will accelerate innovation in backhaul products, supporting world-class microwave solutions for mobile operators. Under the terms of the amended agreement, NSN retains responsibility for its existing solution sales and associated services for microwave

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

transport, while DragonWave is responsible for the microwave transport product line, including R&D, product management and operation functions.

        The Business will be acquired through one of DragonWave's wholly-owned subsidiaries, DragonWave S.à.r.l. and other indirect wholly-owned subsidiaries. The purchase price paid on closing will include approximately € 11.8 million in cash, subject to customary purchase price adjustments, and common shares of DragonWave with a value of € 5.0 million which are subject to a lock-up restricting sale or disposition of the shares (subject to customary exceptions). DragonWave will also acquire other assets under capital asset lease or other deferred sale arrangements with a value of approximately €3.6 million over 24 months. In keeping with the simplification of the transaction, the sales performance based earn-out payments have been eliminated.

        We will finance the transaction through a combination of cash on our balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada.

        The acquisition of NSN's Chinese operations is expected to be formally completed in the second half of 2012, once all of the licenses and permissions to do so are in place. Approximately 130 employees of NSN based in Shanghai will transfer to DragonWave at that time. We believe that this acquisition provides transferring employees with attractive new opportunities in a solid, technologically advanced company, with its focus on their core areas of expertise.

        We believe that the acquisition will be a "significant acquisition" for us under applicable securities laws and, accordingly, we will file a Business Acquisition Report within 75 days of closing.

  Axerra

        During the third quarter of fiscal 2011 we acquired Axerra, a leader in pseudowire technology. We believe that Axerra's complementary technology and existing customer base will continue to integrate well with our own. The purchase agreement was structured such that we acquired all of the outstanding shares of Axerra. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010, and a potential earn-out of $15.5 million based on sales performance over a 16 month period (between October 13, 2010 and February 13, 2012). Axerra has historically had a single customer which accounted for a large percentage of its revenue. This customer is a US based MSO which accounted for more than 80% of its revenue. Sales to this customer have dropped significantly since the acquisition date due primarily to uncertainty surrounding merger discussions between major US service providers. Between the date of the acquisition and February 29, 2012, Axerra recognized revenue of $11.5 million. On December 19, 2011, DragonWave announced that it had eliminated 38 positions from its Israeli operations. The staff reduction, which included both full time and contract staff, is intended to better align the company's global sales force with existing DragonWave resources as well as the planned acquisition of NSN's microwave transport business. DragonWave will continue to support R&D, customer support, finance, and operations functions in Israel.

        The earn-out phase of the acquisition was completed on February 13, 2012 and, based on actual sales, the earn-out amount was determined to be $1.9 million. Subsequent to February 29, 2012, at DragonWave's option, $84 thousand of the earn-out was paid in cash, and the balance of the earn-out was paid with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

        On February 27, 2012, we merged Axerra with and into our wholly-owned subsidiary, DragonWave Corp., with DragonWave Corp. surviving the merger.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  HFCL — India Update

        The market opportunities for wireless backhaul in India continue to be a strong area of interest for DragonWave. Through our 50.1% owned subsidiary, jointly owned with Himachal Futuristic Communications Ltd. ("HFCL"), we are trialing our equipment with major internet service providers in the country. The time from first discussions with a new carrier to the receipt of purchase orders, can often take eighteen months or longer, as they plan their network and acquire sites. We remain optimistic about DragonWave — HFCL's prospects for deployments in the country.

  The Organic Growth Strategy

        We continue to believe strongly that our growth will come through relationships with partners in a variety of regions throughout the world. We are supporting trials of our equipment at original equipment manufacturer ("OEM") locations in the United States and Europe and it is through these relationships that we believe we can best take advantage of the major network builds and upgrades planned by national carriers. We also continue to work closely with our distributors and resellers who provide an important link into regional network operators.

        We believe strongly that to successfully attract major service providers we need to design products that address the economic pressures of operating networks. Our research and development focuses heavily on products that maximize spectral efficiency and bandwidth capacity, while minimizing operating costs. In addition, we are working diligently to remain a leader with innovative solutions that meet the requirements for smaller cell sizes and data traffic management.

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs.

        We evaluate the revenue performance of this segment over three main geographic regions. The table below breaks down the revenue earned by region for the three month period ending February 29, 2012 and the twelve month period ending February 29, 2012 and compares these figures to the same period in the prior fiscal year.

	for the three months ended				for the year ended
	February 29, 2012		February 28, 2011		February 29, 2012		February 28, 2011
	$'s	%	$'s	%	$'s	%	$'s	%
North America	4,804	52%	10,220	67%	32,941	72%	96,145	82%
Europe, Middle East, and Africa	3,734	41%	4,155	28%	10,724	24%	19,382	16%
Other	612	7%	730	5%	1,991	4%	2,483	2%
Total Revenue	9,150	100%	15,105	100%	45,656	100%	118,010	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

on both at our premises and at the premises of our contract manufacturers. We use primarily the services of three outsourced contract manufacturers with locations in North America, Israel and Malaysia.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our Ottawa based facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three and twelve months ended February 29, 2012 and February 28, 2011

Revenue

Three Months Ended		Twelve months Ended
Feb 29, 2012	Feb 28, 2011	Feb 29, 2012	Feb 28, 2011
$9,150	$15,105	$45,656	$118,010

        Revenue for the fourth quarter of fiscal 2012 decreased by $6.0 million compared with the three month period ended February 28, 2011. Revenue for the twelve month period ended February 29, 2012 was $72.4 million lower than the same period in the previous fiscal year.

        Revenue attributable to the acquisition of Axerra in the fourth quarter of fiscal 2012 was $0.4 million. On a year to date basis, the acquisition of Axerra generated $3.4 million in revenue. Since the acquisition of Axerra, revenue from the Axerra product line has been $11.5 million

Changes to Revenue: Three months ended February 29, 2012 vs Three months ended February 28, 2011

(USD Millions)
National Carriers — North America	(1.9)
North American Multiple System Operator (MSO)	(3.6)
Regional Carriers and Distributors — North America	—
Regional Carriers and Distributors — Europe and Africa	0.5
Regional Carriers and Distributors — Middle East	(0.9)
OEM partner	0.2
Other	(0.3)

Total	(6.0)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to Revenue: Twelve months ended February 29, 2012 vs Twelve months ended February 28, 2011

(USD Millions)
National Carriers — North America	(65.6)
North American Multiple System Operator (MSO)	(4.7)
Regional Carriers and Distributors — North America	4.7
Regional Carriers and Distributors — Europe and Africa	(4.5)
Regional Carriers and Distributors — Middle East	(4.0)
OEM partner	1.5
Other	0.2

Total	(72.4)

Gross Profit

	Three Months Ended		Year Ended
	Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
Gross Profit before Inventory Provisions	$2,885	$6,449	$18,421	$53,779
Gross Profit %	31.5%	42.7%	40.3%	45.6%
Gross Profit after Inventory Provisions	1,144	4,408	16,401	50,550
Gross Profit %	12.5%	29.2%	35.9%	42.8%

        The three most significant factors contributing to the decline in gross profit in the fourth quarter of fiscal 2012, and correspondingly in the full year's gross profit percentage when compared to the same periods in the previous fiscal year, were: i) the inclusion of a $1.7 million inventory provision in the fourth quarter of fiscal 2012, ii) higher costs associated with a specific European contract, and iii) lower sales volumes.

        The inventory provision was primarily taken against certain finished goods AirPair inventory which has become less marketable as comparable Quantum variants have been developed.

        Customer and product mix changes continue to result in variances in margin each quarter. Higher costs associated with a specific European customer in the fourth quarter of fiscal 2012 placed downward pressure on margin in the period.

        Finally lower sales volumes have impacted the gross margin in a variety of ways including reducing our ability to get favourable material pricing. In addition, lower revenue levels have increased overhead as a percentage of revenue because our fixed costs are leveraged over fewer units of output. We continue to reduce costs wherever possible to align the business with current sales volume levels.

Expenses

Three and Twelve Months Ended February 29, 2012 vs. Three and Twelve Months Ended February 28, 2011

        Approximately 90% of our operating expenses including compensation-related spending, rent, and professional fees are paid in non-USD currencies. For financial statement presentation purposes, these costs are translated into USD. As the USD weakens, the value of these expenses in USD terms increases. The CAD, which accounts for more than 60% of all expenditures, strengthened significantly during the reporting period

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

compared to the USD. The table below indicates the rates used to translate the profit and loss statement values during the time periods noted.

CAD to USD conversion rates

	FY2012	FY2011	% Change
March	1.0264	0.9596	7.0%
April	1.0385	0.9545	8.8%
May	1.0535	0.9868	6.8%
June	1.0294	0.9543	7.9%
July	1.0419	0.9391	10.9%
August	1.0438	0.9780	6.7%
September	1.0254	0.9527	7.6%
October	0.9579	0.9790	(2.2)%
November	1.0198	0.9866	3.4%
December	0.9829	0.9843	(0.1)%
January	0.9911	0.9986	(0.8)%
February	1.0029	0.9922	1.1%

Research and Development

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$5,400	$6,332	$24,023	$19,056

        Research and development ("R&D") expenses decreased by $0.6 million for the three month period ended February 29, 2012 when compared with the same period in the prior fiscal year. R&D expenses were $5.0 million higher in the twelve months of fiscal 2012 compared to the twelve months of fiscal 2011.

Changes to R&D Expenses

	Fourth Quarter FY2012 vs. Fourth Quarter FY2011	Full Year FY2012 vs. Full Year FY2011
	(USD Millions)
Materials spending for prototypes and equipment rental costs	(0.4)	(0.8)
Spending on travel & external contractors	0.1	(0.2)
Weaker USD relative to other currencies	—	0.7
Increased number of the staff working on pure R&D; previously the costs associated with support of production activity was reflected in Cost of Goods Sold	—	1.0
Spending at DragonWave Israel (Axerra) — only 137 days of spending in FY2011	(0.3)	4.3

Net Changes	(0.6)	5.0

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Selling and Marketing

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$3,585	$3,964	$15,307	$17,303

        Sales and marketing expenses decreased by $0.4 million in the three months ended February 29, 2012 relative to the same three month period in the previous fiscal year and by $2.0 million in the twelve months ended February 29, 2012 when compared to the same period in fiscal year 2011.

Changes in Sales and Marketing Expenses

	Fourth Quarter FY2012 vs. Fourth Quarter FY2011	Full Year FY2012 vs. Full Year FY2011
	(USD Millions)
External Contractor Spending — higher costs in FY2011 were driven by the requirements of a European installation in that year.	(0.1)	(1.6)
Variable compensation; lower year to date because of lower sales levels	0.1	(1.1)
Compensation Related Spending decreased because of the departure of senior sales staff in both North American and Europe	(0.2)	(0.5)
Travel related spending has been strictly controlled	(0.1)	(0.5)
Weaker USD relative to other currencies	—	0.4
Spending at DragonWave Israel (Axerra) — only 137 days of spending in FY2011	(0.1)	1.3

Net Changes	(0.4)	(2.0)

General and Administrative

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$4,735	$3,332	$16,528	$11,785

        General and administrative expenses, ("G&A") increased by $1.4 million for the three month period ended February 29, 2012 when compared with the same period in the prior fiscal year. Expenses in this category were $4.7 million higher in the full year of fiscal 2012 compared to the full year of fiscal 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to General and Administrative Expenses

	Fourth Quarter FY2012 vs. Fourth Quarter FY2011	Full Year FY2012 vs. Full Year FY2011
	(USD Millions)
Travel and Living costs, including costs related to merger & acquisition activity	0.1	0.1
Weaker USD relative to other currencies	—	0.6
Professional fees, including costs associated with lawyers working on merger & acquisition efforts	0.6	0.4
HFCL; costs associated with the new entity in India. These costs were not present in FY2011	0.1	0.5
Spending at DragonWave Israel (Axerra) — only 137 days of spending in FY2011	—	1.2
Costs of operation activities not absorbed into cost of goods sold are recognized in G&A	0.6	2.0

Net Changes	1.4	4.8

Government Assistance

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$0	$(144)	$(902)	$(390)

        The $0.9 million credit for the twelve months ending February 29, 2012 reflects research and development funding received through the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel. In connection with this funding, we will be required to pay royalties at the rate of 3% — 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. This funding did not exist prior to the acquisition of Axerra and therefore was present in our fiscal 2011 financial statements for only the time period from October 13, 2010 to February 28, 2011. There was no funding in the fourth quarter of fiscal 2012 because we have decided not to pursue additional OCS funding at this time.

Amortization of Intangible Assets

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$(373)	$(472)	$(1,986)	$(893)

        In fiscal 2012, the amount in the table above reflects both the amortization of the intangible assets acquired with the acquisition of Axerra and the amortization of computer software. As a consequence of the revaluation

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

of the intangible assets acquired with the acquisition of Axerra, which took place in the second quarter of fiscal 2012, amortization expense was lower in the second half of fiscal 2012 than it was in the first half of the same fiscal year. The amortization of intangible assets acquired with the acquisition of Axerra impacted only the three months ended February 28, 2011 and not the full twelve month comparative period.

Accretion (Expense)

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$(38)	$(271)	$(650)	$(393)

        As part of the acquisition of Axerra, we agreed to pay a potential earn-out of $15.5 million based on sales performance over a sixteen month period. The potential liability that this reflects was recorded on the balance sheet at the time of the acquisition at its fair value using a discount rate equal to the risk free rate of return adjusted for a risk premium.

        The earn-out phase of the acquisition of Axerra was completed on February 13, 2012 and, based on sales the earn-out amount was determined to be $1.9 million. Subsequent to February 29, 2012, at DragonWave's option, $84 thousand of the earn-out was paid in cash, and the balance of the earn-out was paid with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

        During the three months and twelve months ended February 29, 2012 we recognized $38 thousand, and $650 thousand of accretion expense that related to the contingent consideration and OCS liabilities.

Interest

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$39	$37	$393	$233

        Interest revenue reflects the earnings on the highly liquid low risk investments made by us during the period in question. Interest rates remain low, and returns on investment are therefore minimal. At February 29, 2012 all short term investments had been converted into cash in preparation for the possible requirements of the contemplated Nokia Siemens transaction.

Investment Gain/(Loss)

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$46	$(161)	$67	$7

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We make short term investments which carry a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their fair value, changes in market interest rates for similar instruments necessitate that the investment is either increased in value or decreased. Because interest rates have decreased since the time that the fixed yield investment held prior to February 29, 2012 was purchased, an investment gain was recorded.

Impairment of Intangible Assets & Gain on Change in Estimated Liabilities

	Three Months Ended		Year Ended
	Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
Impairment of intangible assets	$0	$0	$(8,315)	$0
Gain on change in estimate of contingent liabilities	$623	$0	$15,146	$0

        The amounts identified in the table above relate to the acquisition of Axerra.

        During the current fiscal year, we performed an analysis of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon this analysis, we determined that the carrying value of the intangible assets were in excess of the estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, we recorded an impairment charge on intangible assets of $8.3 million during the twelve months ended February 29, 2012.

        The gain on change in estimate reflects a revaluation of two different liabilities. During the fiscal year the Company adjusted the contingent royalty liability associated with the OCS based on a change in estimate. A corresponding charge of $1.9 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income in the year ended February 29, 2012. The second liability adjustment related to the earn-out obligations for DragonWave associated with the acquisition of Axerra. The earn-out phase of the acquisition was completed on February 13, 2012 and, based on sales the earn-out amount was determined to be $1.9 million. During the year ended February 29, 2012, the Company recognized $0.6 million of accretion expense with regards to the contingent consideration liability. During the year ended February 29, 2012 the Company recognized a gain on a change in estimate with regards to the contingent consideration in the amount of $13.3 million. The total of both adjustments was $15.1 million.

Foreign Exchange Gain

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$218	$536	$100	$678

        The foreign exchange gain recognized in the fourth quarter of fiscal 2012 and the gain recognized in the twelve month period ending February 29, 2012 resulted from the translation of monetary accounts denominated

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

in currencies other than the USD at February 29, 2012. The company retains bank accounts denominated in other currencies, and has liabilities which need to be paid in currencies other than USD.

Income Taxes Expense (Recovery)

Three Months Ended		Year Ended
Feb 29 2012	Feb 28 2011	Feb 29 2012	Feb 28 2011
$1,354	$(145)	$(104)	$421

        Income tax recovery for 2012 was ($0.1) million, compared to a tax expense of $0.4 million for the prior year. The year-over-year change relates primarily to the overall operating loss for 2012, the tax benefit of which has not been recognized, as well as recoveries of prior years' taxes during the year resulting from amendments made to prior years' tax returns.

Liquidity and Capital Resources

        The table below outlines selected balance sheet accounts and key ratios:

	As at February 29, 2012	As at February 28, 2011
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	52,798	77,819
Restricted cash	177	714
Short Term Investments	—	11,181
Working Capital	79,690	102,692
Long Term Assets	24,732	35,224
Long Term Liabilities	2,355	5,289
Working Capital Ratio	6.1 : 1	4.1 : 1
Days Sales Outstanding in accounts receivable	107 days	69 days
Inventory Turnover	0.2 times	1 time

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at February 29, 2012, we had $53.0 million in cash and cash equivalents, restricted cash, and short term investments (collectively "Cash") representing an $36.7 million decrease from the Cash balance at February 28, 2011.

	Three months ended		Year ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
	(USD Millions)
NET INCOME	(13.4)	(8.9)	(33.7)	2.0
Non-Cash Items	4.2	4.3	2.6	8.9

Non-Cash Adjusted Net Income	(9.2)	(4.6)	(31.1)	10.9

Other Sources of Cash:
Contribution by non-controlling interest in DW-HFCL	—	—	0.6	—
Decrease in trade receivables	2.5	3.4	1.7	18.4
Equity Proceeds	0.1	0.8	0.5	1.1

	2.6	4.2	2.8	19.5

Uses of Cash:
Repurchase of Shares	—	—	—	(10.7)
Capital Additions	(1.2)	(1.0)	(2.7)	(4.7)
Accounts payable increase (decrease)	0.2	—	(3.2)	(21.0)
Inventory decrease (increase)	0.8	(3.4)	(0.8)	(6.8)
Other working capital changes	(0.3)	(1.1)	(1.1)	(2.9)
Acquistion of Axerra Networks Inc.	—	—	—	(8.7)
Other	(0.1)	0.2	(0.6)	0.8

	(0.6)	(5.3)	(8.4)	(54.0)

Net impact on Cash	(7.2)	(5.7)	(36.7)	(23.6)

Beginning Cash balance	60.2	95.4	89.7	113.3
Ending Cash balance	53.0	89.7	53.0	89.7

  Sources and Uses of Cash:

        The operating losses (driven by operating expense levels for an organization which was sized to support a larger revenue stream) are the key factor in the cash usage of $7.2 million in the three months ended February 29, 2012 and $36.7 million in the twelve month period ending fiscal 2012.

        We limited the growth in non-cash working capital throughout the year, worked hard to collect accounts receivable as quickly as possible and pushed our vendors to accept more favourable payment terms. Growth in inventory levels was also limited in the year. Similarly, investment in capital assets and software was restricted, limited to only $1.2 million in the three months ended February 29, 2012 and in the fiscal year 2012 to $2.7 million.

        The proceeds from option exercises provide funds to us. Option exercise prices range from $1.34 to $13.74 and in the three months ended February 29, 2012, 5,414 options were exercised (net proceeds, including

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

employee contribution for our Employee Share Purchase Plan ("ESPP") — $10 thousand). For the twelve months ended February 29, 2012 113,940 options were exercised (net proceeds, including employee contribution for ESPP — $0.5 million).

Working Capital

Changes in working capital	February 28, 2011 to February 29, 2012
Beginning working capital balance	102,692
Cash and cash equivalents, restricted cash, and short term investments	(36,739)
Trade receivables	(1,729)
Inventory	(1,210)
Other current assets	195
Future income tax asset	(484)
Accounts payable and accrued liabilities	3,247
Income taxes payable	0
Deferred revenue	730
Contingent royalty	250
Contingent consideration	12,738

Net change in working capital	(23,002)

Ending working capital balance	79,690

  Trade Receivables:

        The trade receivables balance decreased by $1.7 million between February 28, 2011 and February 29, 2012 (February 28, 2011 — $11.6 million; February 29, 2012 — $9.9 million). The days sales outstanding in accounts receivable changed, increasing from 69 days at February 28, 2011 to 107 days at February 29, 2012. The increase in the balance and corresponding days sales outstanding was driven by longer payment terms negotiated for special circumstances with certain customers. Our allowance for doubtful accounts provision remains low, accounting for only 0.7% of our accounts receivable balance.

  Inventory:

        The inventory balance decreased by $1.2 million between February 28, 2011 and February 29, 2012. In the face of lower sales levels, our inventory levels continue to be higher than desired. However, our production inventory is made up of product variants which are continuing to generate significant global interest. Approximately 90% of our inventory relates to our current platforms including Quantum, Fusion, and Horizon Compact. Only a limited portion of our inventory continues to relate to AirPair radios and Duo modems, which are now sold less frequently.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance decreased from $16.0 million at February 28, 2011 to $ 12.7 million at February 29, 2012. The reduction reflects lower overall purchasing activity as it relates to material purchases for production and engineering prototype development.

Liquidity and Capital Resource Requirements

        Based on our recent performance and current revenue expectations, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at February 29, 2012

        Future minimum operating lease payments as at February 29, 2012 per fiscal year are as follows:

2013	$1,983
2014	$1,849
2015	$1,715
2016	$1,678
Thereafter	$1,002

$8,227

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under research and development agreements assumed in connection with the acquisition of Axerra, the Company received and accrued participation payments from the OSC in the amount of $0.9 million in the year ended February 29, 2012. DragonWave is required to pay royalties at the rate of 3% – 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the fiscal year, the Company adjusted the contingent royalty liability based on a change in estimate. A corresponding charge of $1.9 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income in the year ended February 29, 2012. The fair value represents the discounted, most probable obligation of DragonWave. After consideration of the liability currently recognized in the consolidated balance sheet of $1.7 million, the Company has a maximum potential obligation of an additional $13.9 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Number of Shares
Balance at February 28, 2010	36,934,917
Exercise of stock options	311,254
Share repurchase	(1,865,549)
Other	41,271

Balance at February 28, 2011	35,421,893

Exercise of stock options	113,940
Share repurchase	—
Other	50,373

Balance at February 29, 2012	35,586,206

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2011	2,114,906	$5.53

Granted	642,000	$6.38
Exercised	(113,940)	$2.61
Forfeited	(246,887)	$5.54

Options outstanding at February 29, 2012	2,396,079	$5.90

        As at May 1, 2012, there were 35,992,991 common shares issued and outstanding and, there were 2,370,948 options outstanding under the stock option plan.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements:

(USD in Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Paris	France	Multiburo	Month to Month	$4,000
Redditch	England	BNP Paribas	April, 2013	$8,000
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.à r.l	March, 2013	$1,500
Shanghai	Shanghai	APBC Pte Ltd	June, 2012	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$191,000
Tel Aviv	Israel	Zisapel asset (1992) Ltd and Klil & Michael assets (1992) Ltd	December, 2015	$30,000

        The leases are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We may or may not be able to sub-lease in these locations should we chose to change locations, and as a result the monthly lease commitments may represent an obligation for the time periods noted above.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build for an amount of time we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on behalf of our Company by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Under US GAAP, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, receivables, or other liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	February 29, 2012	February 28, 2011
Held-for-trading (1)	52,975	89,714
Receivables (2)	10,454	12,197
Other financial liabilities (3)	11,867	14,608
(1)
Includes cash, cash equivalents, restricted cash, and short term investments.

(2)
Includes trade receivables and other receivables which are financial in nature.

(3)
Includes accounts payable and accrued liabilities which are financial in nature.

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose DragonWave to interest rate risk on these financial instruments. Interest income of $0.4 million was recognized during the year ended February 29, 2012 on the Company's cash, cash equivalents and short term investments (year ended February 28, 2011 — $0.2 million).

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments, as at February 29, 2012:

	February 29, 2012			February 28, 2011
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	82%	15%	3%	87%	11%	2%
Receivables	84%	13%	3%	94%	1%	5%
Other financial liabilities	60%	26%	14%	70%	18%	12%

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the USD had appreciated 1% against all foreign currencies at February 29, 2012, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $67 thousand for the year ended February 29, 2012 (year ended February 28, 2011 — $84 thousand), with an equal and opposite effect if the USD had depreciated 1% against all foreign currencies at February 29, 2012.

Transactions with Related Parties

        We lease premises from a real estate company controlled by a member of the Board of Directors. During the three and twelve months ended February 29, 2012, we paid $0.3 million and $1.7 million respectively (three months and twelve months ended February 28, 2011 — $0.3 million and $1.5 million respectively), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at February 29, 2012 was $3 thousand (February 28, 2011 — $30 thousand). These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

        The Company also purchased services from a company controlled or significantly influenced by a Board member. Total net services purchased for the three and twelve months ended February 29, 2012 was nil and $119 thousand respectively (three and twelve months ended February 28, 2011 — nil). This amount was allocated to sales and marketing. The amount related to a one time sponsorship of a sporting event.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Controls and Procedures

        At the end of the period covered by MD&A (such period being the fiscal year ended February 29, 2012), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 29, 2012 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administration. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 29, 2012.

        Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements filed on SEDAR, has also audited the effectiveness of our internal control over financial reporting as of February 29, 2012, as stated in their report which is included in the financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the current fiscal year the Company determined that there was sufficient history to base its estimates on and adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized rateably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-six months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings,

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a fourth party service provider as a condition of the sale. In this case, a separate services agreement is created between DragonWave and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Adoption of United States Generally Accepted Accounting Principles

        In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".

        As a result of this analysis, management determined that the Company would adopt U.S. GAAP as its primary basis of financial reporting commencing March 1, 2011 on a retrospective basis. All comparative financial information contained in the consolidated financial statements to which this MD&A relates has been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

        The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or financial results. An adjustment of $154 thousand was made to increase deficit as calculated by Canadian GAAP as at February 28, 2011 due to the adoption of U.S. GAAP.

        Under Canadian GAAP, Investment Tax Credits ("ITCs") were recognized as a reduction to the Company's Research and development expense. Under US GAAP, ITC's are recognized as a reduction to Income tax expense. During fiscal 2011, under Canadian GAAP, the Company recognized $0.4 million as a reduction to research and development expense. Under US GAAP, the prior year results were impacted as follows: the Company's income before taxes was adjusted $2.4 million and the Company's tax expense was $0.4 million as opposed to $2.8 million and $0.8 million respectively as was stated under Canadian GAAP. The GAAP difference had no impact on the Company's consolidated Net and Comprehensive Income in the prior fiscal year.

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  Exhibit 99.2